

June 30, 2010

R. Douglas Barton
President, CEO, Chairman, Treasurer
Discount Dental Materials, Inc.
4211 W. Magnolia Blvd.
Burbank, CA 91505

     Re: **Discount Dental Materials, Inc.**
            Registration Statement on Form S-1/A
            Filed June 28, 2010
            File No. 333-166508

Dear Mr. Barton:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A2 filed June 28, 2010

Dilution, page 14

1.   We note your response to prior comment two and revised dilution disclosure. It does not appear that you are disclosing the amount of the immediate dilution from the public offering price which will be absorbed by the purchasers. Please revise the dilution table to include the amount of dilution per share to new investors. Refer to paragraph (c) of Item 506 of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation, page 17

Operations, page 17

2.	We note from your response to comment three of our letter dated June 23, 2010 that the Company's website is still under construction. However, it appears that your website lists products for sale as of the date of this letter. Please clarify for us whether your website is functional, and disclose whether you can accept orders over the website while the Company's website is under construction.

Business, page 20

3.	We note your revised disclosure on page 22 in response to prior comment four and the statement indicating that you will purchase from wholesalers "concurrent with receiving orders." It is still unclear how you anticipate funding your purchases and operations. For example, it is unclear if and how credit will be extended to you for purchases from wholesalers, as this would appear to be necessary under some circumstances if you have not yet received payment from your customers. To the extent payment terms will be set such that you must receive cash from customers prior to agreed payment dates to wholesalers, or otherwise believe that you do not require credit or funding, please revise to address any significant limitations or risks associated with such payment and purchasing terms.

Exhibits

4.	Also, we note the statement that "[c]ommercial operations are not conditioned upon receipt of any proceeds from this offering or alternative funding except to the extent that our President has orally agreed to advance funds for product purchase as and when necessary (with repayment upon sale)." Please provide a written description of the oral agreement with James Barton. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

5.	We note your response to prior comment nine from our letter dated June 23, 2010. You state on page 22 that VDS "will" rent you "a site for storage and shipping." Please revise to clarify the basis for this statement. In this regard it appears from your response that you have no written or oral commitment from VDS to rent a site.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Gary B. Wolff
        Fax: (212) 644-6498